

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2017

Steven C. Quay
Chairman, Chief Executive Officer and President
Atossa Genetics Inc.
107 Spring Street
Seattle, Washington 98104

      Re: Atossa Genetics Inc.
           Registration Statement on Form S-3
           Filed September 22, 2017
           File No. 333-220572

Dear Dr. Quay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance

cc: Ryan A. Murr - Gibson, Dunn & Crutcher LLP